Exhibit 99.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

PowerBank Corporation (Formerly “SolarBank Corporation”)

We consent to the reference to our Firm under the caption “Interest of Experts” in the accompanying prospectus supplement (the “Prospectus Supplement”) dated June 29, 2026, together with the short form base shelf prospectus dated May 7, 2025 (the “Prospectus”) that is incorporated by reference into the registration statement on Form-10 (the “Form F-10”), and to the incorporation by reference of the Report of Independent Registered Public Accounting Firm prepared by us, dated September 30, 2024, with respect to the audited consolidated financial statements of the Company as at June 30, 2024.

/s/ ZH CPA, LLC

Denver, Colorado

June 29, 2026

999 18th Street, Suite 3000, Denver, CO, 80202 USA Phone: 1.303.386.7224 Fax: 1.303.386.7101 Email: admin@zhcpa.us